FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement issued locally in Malta on 24 February 2012 by HSBC Bank Malta p.l.c., a 70.03% indirectly held subsidiary of HSBC Holdings plc.

24 February 2012

HSBC BANK MALTA p.l.c.
2011 ANNUAL RESULTS

Review of Performance

- Profit before tax of €88m for the year ended 31 December 2011 - an increase of €5m, or 6%, compared with €83m in 2010.

- Profit attributable to shareholders of €58m for the year ended 31 December 2011 - up €4m, or 7%, compared with €54m in 2010, resulting in earnings per share of 19.7 cent, up 7%.

- Total assets of €5,825m at 31 December 2011, up €174m, or 3%, compared with 31 December 2010.

- Loans and advances to customers were €3,344m at 31 December 2011, an increase of €54m, or 2%, compared with 31 December 2010.

- Customer accounts were €4,403m at 31 December 2011, a decrease of €60m, or 1%, compared with 31 December 2010.

- Return on equity for the year ended 31 December 2011 was 15.7%, compared with 16.1% in 2010.

- Cost efficiency ratio for the year ended 31 December 2011 was 50.4%, compared with 49.7% in 2010.

- Capital adequacy ratio of 11.6% at 31 December 2011, compared with 10.2% at 31 December 2010.

Commentary

Against a backdrop in which eurozone debt concerns continued to dominate European market sentiments, HSBC Bank Malta p.l.c. delivered a solid performance in 2011. Reported profit before tax of €88m increased by 6%, or €5m, over the comparable period in 2010.

On a like-for-like basis, excluding non-recurring items, profits were in line with the prior year's performance.

The three main business lines, Retail Banking and Wealth Management, Commercial Banking and Global Banking and Markets all contributed positively to the bank's overall performance.

During the year the bank continued to execute against its key transformation programme with a view to building long-term sustainability. In this light, and reflecting changing customer behaviour patterns, an announcement was made in relation to a branch optimisation programme and the launch of a staff voluntary retirement scheme. In addition the bank disposed of its card acquiring business in line with HSBC Group global strategy for this business. The cost of the voluntary retirement scheme (€11m) was broadly offset by the proceeds from the sale of the card acquiring business.

The bank continued to invest in expanding its business and transforming its operations. A new banking computer system was introduced at a cost of €10m during the year and the roll-out of upgraded branches and ATMs at a cost of €11m continues.

Net interest income improved by 5% to €129m compared with €123m in 2010. The increase reflected growth in mortgage lending and improved balance sheet management.

Net fee and commission income of €34m in 2011 was marginally down on the prior year. Growth in account services fees were offset by a decline in stockbroking fees largely due to the slow-down in local capital markets bond issuance activity.

HSBC Life Insurance (Malta) Ltd generated a profit before tax of €11m compared to €13m in 2010. Underlying new business performance generation, particularly with respect to life insurance protection, was encouraging. The business benefitted from a non-recurring gain of €7m as a result of a refinement in the methodology used to calculate the present value of in-force long-term insurance business. This benefit was eroded during the year as the yields on euro swaps continued to fall and the market value of investment holdings reduced.

In view of significantly heightened stress in the eurozone debt markets, the bank reduced its exposure to higher risk eurozone countries through selling holdings in the available-for-sale bond portfolio at a net loss of €2m.

Net other operating income increased significantly, from €5m in 2010 to €24m in 2011. The increase was driven by the sale of the card acquiring business and the non-recurring gain in the life insurance subsidiary relating to a methodology change.

Operating expenses of €98m were €11m or 12% higher compared to the previous year with a cost efficiency ratio of 50.4% compared to 49.7% in 2010. Costs increased principally due to the staff voluntary retirement scheme provision of €11m and due to higher costs relating to utilities, regulatory fees and compliance costs.

At a consolidated level, net impairments rose from €5m to €8m in 2011. This was principally due to a €4m impairment taken on Greek government bonds held by the life insurance subsidiary in the available-for-sale bond portfolio. The life insurance subsidiary's remaining exposure to Greek debt is modest and stands at a net book value of less than €2m.

Other than the exposures noted above and investments in Maltese government debt, the group has no exposure to southern European government debt.

The group's available-for-sale portfolio remains well diversified and conservative.

At a bank level, while there was a marginal deterioration in non-performing loans from 4% to 5%, in general asset quality remains good and loan impairments declined to €4m (11 basis points of the overall loan book) compared with €5m in 2010.

Net loans and advances to customers increased by
€54m to €3,344m. Mortgage market share remained stable. Gross new lending to customers amounted to €656m which reflects the bank's continued support to the local economy.

Liabilities rose by
€142m during the year and stood at €5,458m at the year end. The increase in liabilities reflected a rise in placements with the bank offsetting a small fall in customer deposits.

The bank's liquidity position remains strong with advances to deposits ratio of 76%, compared with 74% at 31 December 2010.

The bank strengthened its capital ratio by 140 basis points to 11.6%. This exceeds the 8.0% minimum regulatory requirement. The bank intends to maintain a conservative approach to capital and will continue to build capital where appropriate.

Mark Watkinson, Director and Chief Executive Officer of HSBC Bank Malta, said: "We have delivered another good set of results that saw pre-tax profit increase by 6% with a return on equity of 15.7%. The bank's capital and liquidity positions remain strong and we have a firm grip on both our risks and costs. We will continue to focus on improving productivity and cost effectiveness to ensure long-term business sustainability. The bank's strategy is clear and we continue to emphasise our competitive advantage as an international bank and as an important part of HSBC, one of the world's largest and strongest banking groups.

"The outlook for 2012 looks very challenging. While the Maltese economy has performed relatively well over the last 12 months the continuing uncertainty in the eurozone will likely act to slow the domestic economy.

"That said HSBC Bank Malta remains confident in its abilities to rise to the challenges of the next 12 months. I would like to take this opportunity to thank our staff, directors and shareholders for their commitment, hard work and support in 2011."

The Board is declaring a final gross dividend of 7.2 cent per share (4.7 cent net of tax). This will be paid on 27 April 2012 to shareholders who are on the bank's register of shareholders at 19 March 2012.

Media enquiries to Franco Aloisio on +356 2380 3250.

Income statements for the year 1 January 2011 to 31 December 2011

	Group		Bank
	2011	2010	2011	2010
	€000	€000	€000	€000
Interest and similar income
- on loans and advances, balances with Central Bank of Malta, Treasury Bills and other instruments	153,397	151,582	153,399	151,583
- on debt and other fixed income instruments	22,565	17,430	19,208	13,607
Interest expense	(46,703)	(46,170)	(47,053)	(46,813)
Net interest income	129,259	122,842	125,554	118,377

Fee and commission income	36,597	36,993	32,653	32,702
Fee and commission expense	(3,047)	(2,713)	(2,814)	(2,448)
Net fee and commission income	33,550	34,280	29,839	30,254

Dividend income	1	-	24,987	7,538
Trading profits	8,306	6,816	8,306	6,816
Net (expense)/ income from insurance financial instruments designated at fair value	(6,455)	19,707	-	-
Net losses on sale of available-for-sale financial investments	(2,107)	(369)	(2,113)	(370)
Net earned insurance premiums	64,459	58,738	-	-
Net other operating income	23,575	5,162	10,057	1,061
Total operating income	250,588	247,176	196,630	163,676

Net insurance claims incurred and movement in policyholders' liabilities	(55,723)	(70,988)	-	-
Net operating income	194,865	176,188	196,630	163,676

Employee compensation and benefits	(58,807)	(50,723)	(55,910)	(48,380)
General and administrative expenses	(33,333)	(30,081)	(31,011)	(28,357)
Depreciation	(5,200)	(5,821)	(5,196)	(5,802)
Amortisation	(860)	(980)	(815)	(896)
Net operating income before impairment charges and provisions	96,665	88,583	103,698	80,241
Net impairment	(8,250)	(5,496)	(4,103)	(5,266)
Net provisions for liabilities and other charges	(110)	1	(96)	20
Profit before tax	88,305	83,088	99,499	74,995
Tax expense	(30,738)	(29,327)	(32,940)	(24,696)
Profit for the year	57,567	53,761	66,559	50,299

Profit attributable to shareholders	57,567	53,761	66,559	50,299

Earnings per share	19.7c	18.4c	22.8c	17.2c

Statements of comprehensive income for the year 1 January 2011 to 31 December 2011

	Group		Bank
	2011	2010	2011	2010
	€000	€000	€000	€000

Profit attributable to shareholders	57,567	53,761	66,559	50,299

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains	1,193	1,178	4,778	1,997
- fair value losses transferred to profit or loss on disposal	2,107	369	2,113	370
- amounts transferred to profit or loss on impairment	4,179	198	-	-
- income taxes	(2,580)	(610)	(2,374)	(828)
Properties:
- revaluation	-	2,117	-	2,117
- income taxes	-	(89)	-	(89)
Other comprehensive income for the year, net of tax	4,899	3,163	4,517	3,567

Total comprehensive income for the year, net of tax	62,466	56,924	71,076	53,866

Statements of financial position at 31 December 2011
	Group		Bank
	2011	2010	2011	2010
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	233,388	379,985	233,387	379,984
Cheques in course of collection	22,685	9,011	22,685	9,011
Derivatives	17,136	11,489	17,856	11,686
Financial assets designated at fair value	370,080	305,569	-	-
Financial investments	936,830	690,606	883,747	593,107
Loans and advances to banks	637,956	714,901	637,903	714,850
Loans and advances to customers	3,344,224	3,290,435	3,344,224	3,290,435
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	89,011	70,655	12,497	7,583
Property, plant and equipment	60,113	65,487	60,195	65,580
Investment property	14,598	14,591	11,663	11,668
Non-current assets held for sale	12,978	9,674	12,978	9,674
Current tax assets	-	4,712	-	4,516
Deferred tax assets	14,005	10,181	13,744	9,902
Other assets	31,209	34,425	8,606	9,439
Prepayments and accrued income	40,629	38,710	35,527	34,256
Total assets	5,824,842	5,650,431	5,330,719	5,187,398

Liabilities
Derivatives	17,810	12,311	17,810	12,313
Deposits by banks	389,170	232,790	389,170	232,790
Customer accounts	4,402,975	4,462,861	4,440,646	4,517,763
Current tax liabilities	4,134	2,603	3,198	953
Deferred tax liabilities	18,113	19,604	-	-
Liabilities to customers under investment contracts	16,920	18,962	-	-
Liabilities under insurance contracts issued	436,672	410,461	-	-
Other liabilities	38,145	33,024	33,925	29,321
Accruals and deferred income	35,979	34,287	35,152	33,310
Provisions for liabilities and other charges	11,251	2,548	11,031	2,511
Subordinated liabilities	87,208	87,150	87,933	87,880
Total liabilities	5,458,377	5,316,601	5,018,865	4,916,841
Equity
Called up share capital	87,552	87,552	87,552	87,552
Revaluation reserve	32,872	28,674	32,099	28,283
Retained earnings	246,041	217,604	192,203	154,722
Total equity	366,465	333,830	311,854	270,557
Total liabilities and equity	5,824,842	5,650,431	5,330,719	5,187,398

Memorandum items
Contingent liabilities	130,763	128,947	132,466	128,970
Commitments	1,084,509	977,718	1,084,509	977,718

The financial statements were approved and authorised for issue by the Board of Directors on 24 February 2012 and signed on its behalf by:

Albert Mizzi,
Chairman
                                                                                             Mark Watkinson,
Chief Executive Officer

Statements of changes in equity for the year 1 January 2011 to 31 December 2011

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2011	87,552	28,674	217,604	333,830
Profit for the year	-	-	57,567	57,567
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	813	-	813
- fair value losses transferred to profit or loss on disposal, net of tax	-	1,370	-	1,370
- amounts transferred to profit or loss on impairment, net of tax	-	2,716	-	2,716
Properties:
- release of revaluation reserve on disposal, net of tax	-	(701)	701	-
Total other comprehensive income	-	4,198	701	4,899
Total comprehensive income for the year	-	4,198	58,268	62,466
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	331	331
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,831)	(29,831)
At 31 December 2011	87,552	32,872	246,041	366,465

At 1 January 2010	87,552	25,825	193,210	306,587
Profit for the year	-	-	53,761	53,761
Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	766	-	766
- fair value losses transferred to profit or loss on disposal, net of tax	-	240	-	240
- amounts transferred to profit or loss on impairment, net of tax	-	129	-	129
Properties:
- release of revaluation reserve on disposal, net of tax	-	(314)	314	-
- revaluation of properties, net of tax	-	2,028	-	2,028
Total other comprehensive income	-	2,849	314	3,163
Total comprehensive income for the year	-	2,849	54,075	56,924
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	481	481
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,681)	(29,681)
At 31 December 2010	87,552	28,674	217,604	333,830

Statements of changes in equity for the year 1 January 2011 to 31 December 2011

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2011	87,552	28,283	154,722	270,557

Profit for the year	-	-	66,559	66,559

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	3,143	-	3,143
- fair value losses transferred to profit or loss on disposal, net of tax	-	1,374	-	1,374
Properties:
- release of revaluation reserve on disposal, net of tax	-	(701)	701	-
Total other comprehensive income	-	3,816	701	4,517
Total comprehensive income for the year	-	3,816	67,260	71,076

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	383	383
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,779)	(29,779)
At 31 December 2011	87,552	32,099	192,203	311,854

At 1 January 2010	87,552	25,030	133,814	246,396

Profit for the year	-	-	50,299	50,299

Other comprehensive income
Available-for-sale investments:
- fair value gains, net of tax	-	1,298	-	1,298
- fair value losses transferred to profit or loss on disposal, net of tax	-	241	-	241
Properties:
- release of revaluation reserve on disposal, net of tax	-	(314)	314	-
- revaluation of properties, net of tax	-	2,028	-	2,028
Total other comprehensive income	-	3,253	314	3,567
Total comprehensive income for the year	-	3,253	50,613	53,866
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners:
- share-based payments	-	-	457	457
- dividends	-	-	(30,162)	(30,162)
Total contributions by and distributions to owners	-	-	(29,705)	(29,705)
At 31 December 2010	87,552	28,283	154,722	270,557

Statements of cash flows for the year 1 January 2011 to 31 December 2011

	Group		Bank
	2011	2010	2011	2010
	€000	€000	€000	€000

Cash flows from/(used in) operating activities
Interest, commission and premium receipts	266,521	254,711	196,076	187,992
Interest, commission and claims payments	(76,988)	(70,799)	(49,450)	(48,109)
Payments to employees and suppliers	(83,774)	(81,139)	(77,701)	(75,101)
Operating profit before changes in operating assets/liabilities	105,759	102,773	68,925	64,782
(Increase)/decrease in operating assets:
Trading instruments	(76,592)	(43,064)	-	-
Reserve deposit with Central Bank of Malta	(956)	(8,335)	(956)	(8,335)
Loans and advances to customers and banks	(63,014)	(104,527)	(63,013)	(104,591)
Treasury Bills	167,308	(202,915)	170,555	(197,099)
Other receivables	(13,582)	(21,249)	(15,965)	3,173
(Decrease)/increase in operating liabilities:
Customer accounts and deposits by banks	(59,710)	374,995	(76,971)	370,291
Other payables	3,212	32,313	7,325	7,573
Net cash from operating activities before tax	62,425	129,991	89,900	135,794
Tax paid	(32,653)	(26,840)	(25,597)	(25,183)
Net cash from operating activities	29,772	103,151	64,303	110,611
Cash flows from/(used in) investing activities
Dividends received	785	281	17,950	6,650
Interest received from financial investments	34,624	25,575	24,403	16,036
Purchase of financial investments	(599,079)	(307,715)	(599,079)	(307,688)
Proceeds from sale and maturity of financial investments	344,079	94,246	302,557	94,246
Purchase of property, plant and equipment, investment property and intangible assets	(9,031)	(11,038)	(8,986)	(10,998)
Proceeds on sale of property, plant and equipment and intangible assets	2,094	453	2,094	412
Proceeds on disposal of card acquiring business	11,075	-	11,075	-
Net cash flows used in investing activities	(215,453)	(198,198)	(249,986)	(201,342)
Cash flows used in financing activities
Dividends paid	(30,162)	(30,162)	(30,162)	(30,162)
Cash used in financing activities	(30,162)	(30,162)	(30,162)	(30,162)
Decrease in cash and cash equivalents	(215,843)	(125,209)	(215,845)	(120,893)
Effect of exchange rate changes on cash and cash equivalents	17,485	31,624	17,485	31,624
Net decrease in cash and cash equivalents	(233,328)	(156,833)	(233,330)	(152,517)
	(215,843)	(125,209)	(215,845)	(120,893)
Cash and cash equivalents at beginning of year	423,606	548,815	423,554	544,447
Cash and cash equivalents at end of year	207,763	423,606	207,709	423,554

Basis of preparation

The preliminary statement of annual results is published pursuant to Listing Rule 5.54 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards as adopted by the EU.

Certain comparative amounts have been reclassified to comply with the current year's presentation.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                   Date: 24 February 2012